February 12, 2007

Jacob Ronnel
President
Hotel Outsource Management International, Inc.
80 Wall Street, Suite 815
New York, New York 10005

Re: Hotel Outsource Management International, Inc.
**   Preliminary Proxy Statement on Schedule 14A**
**   Registration No. 0-50306**
**   Filed on January 31, 2007**

Dear Mr. Ronnel:

This is to advise you that we have performed a limited review of the Preliminary Proxy Statement on Schedule 14A noted above and have the following comments:

1.   In connection with our review of this proxy statement, we also performed a limited review of your Form 10-KSB filed on April 18, 2006. Please revise your certifications filed as Exhibits 31.1 and 31.2 to reflect the language exactly as set forth in Item 601(b)(31) of Regulation S-B.

2.   In <u>Item 8A. Controls and Procedures</u>, of your 10-KSB filed on April 18, 2006, you state that that your management "concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are adequately designed." Please note that you must disclose the conclusions of your principal executive and principal financial officers regarding the *effectiveness* of disclosure controls and procedures. Refer to Item 307 of Regulation S-K. Please advise or file an amended Form 10-KSB to revise your disclosure as necessary.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3780.

Sincerely,

Karen Garnett
Assistant Director